LAWRENCE T. BELL
General Counsel
T 651.293.2981
F 651.293.2471
C 651.270.1007

May 13, 2009

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Proxy Statement on Schedule 14A
Filed on March 20, 2009
File No. 1-09328

Dear Ms. Long:

This letter is written in response to the staff’s comment letter dated April 28, 2009 on the Company’s Proxy Statement on Schedule 14A filed on March 20, 2009.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 28

SEC Comment:

1.                                      In future filings, please disclose at what levels the annual cash incentive compensation targets were achieved by each named executive officer and explain how meeting the targets resulted in the payout of the annual compensation awarded.

Response

As requested, in future filings, to the extent that annual cash incentive compensation targets are utilized, we will disclose at what levels the annual cash incentive compensation targets were achieved by each named executive officer and explain how meeting the targets resulted in the payout of the annual compensation awarded.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff have further questions or comments or need any further information or clarification, please do

370 Wabasha Street N St. Paul, MN 55102

not hesitate to contact me or Michael C. McCormick, Associate General Counsel — Corporate and Assistant Secretary (651-293-4142), if further discussion would be helpful.

Sincerely,

/s/Lawrence T. Bell
Lawrence T. Bell

LTB/cer

c: Sherry Haywood, Staff Attorney (via facsimile)